FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

[redacted]

02060124

Our Ref.: S/7911/94 LTO/kk

20 NOV 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

02 DEC -2 AM 8:43

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of financial and operation review for 2002 third quarter of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

dlw 12/3

華潤創業有阝
China Resources E

(Incorporated in Hong Kong with Lin

Financial and Operatio

2002 Third Quar

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a h disclosure requirement under paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Excl in the future.

The financial and operational review for the 2002 third quarter was not audited and was prepared in accordance with acco

The directors of the Company are pleased to present the following unaudited financial and operational information for the

FINANCIAL HIGHLIGHTS

	Three months ended 30th September		Nine months ended 30th September	
	2002	2001	**2002**	2001
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	**7,788,794**	6,715,608	**20,722,017**	18,775,072
Profit from operations	**531,089**	612,306	**1,456,255**	1,663,175
Share of results of associates	**130,815**	97,861	**339,416**	345,028
Profit attributable to shareholders	**369,718**	441,463	**1,089,787**	1,229,298
Earnings per share (HK$)[1]	**N/A**	N/A	**0.53**	0.61

	At 30th September	At 31st December
	2002	2001
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Shareholders' funds	**12,977,672**	11,987,385
Minority interests	**3,439,006**	2,867,842
Consolidated net borrowings	**351,904**	1,684,944
Net gearing[2]	**2.14%**	11.34%
Current ratio	**154%**	160%
Net assets per share: book value (HK$)	**6.24**	5.95

Notes:

(1) Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the period.

(2) Net gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

ANAL

Turnov
Petrole
Retail
Food P
Bevera
Textile
Propert
Investm
Subtota
Elimina
Total
Profit a segm
Petrole
Retail
Food Pr
Beverag
Textile
Property
Investm
Subtotal
Net cor
Total

* Follow holding with ar quarter

REVIEW OF OPERATION

The Group's unaudited consolidated turnover for the third quarter and nine months ended 30th September 2002 was HK$7,789 million and HK$20,722 million respectively, an increase of 16.0% and 10.4% compared to the same period of 2001. The Group's unaudited consolidated profit attributable to shareholders for th

The ice-cre products va

issue during the period.

(2) Net gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

REVIEW OF OPERATION

The Group's unaudited consolidated turnover for the third quarter and nine months ended 30th September 2002 was HK$7,789 million and HK$20,722 million respectively, an increase of 16.0% and 10.4% compared to the same period of 2001. The Group's unaudited consolidated profit attributable to shareholders for the third quarter and nine months ended 30th September 2002 was HK$370 million and HK$1,090 million respectively, representing a decrease of 16.3% and 11.3% compared to the same period of 2001.

Excluding the gain of HK$59 million from the disposal of a 25.5% stake in China Resources (Shenyang) Sanyo Compressor Co. Ltd. in January 2001, net profit for the nine months ended 30th September 2002 showed a decrease of 6.9% as compared with same period of 2001. Profit contribution from the newly acquired textile business and some operational improvements have helped compensate substantially the reduction in the property development profits.

Petroleum and Chemical Distribution

Turnover for the third quarter and nine months ended 30th September 2002 was HK$2,637 million and HK$7,195 million respectively, a decrease of 2.7% and 8.5% compared with the same period of last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30th September 2002 was HK$57 million and HK$238 million respectively, a decrease of 28.2% and an increase of 40.0% over the same period of 2001.

The decline in profit for the third quarter was largely attributable to lower demand for diesel oil and decline in contribution from LPG stations caused by volatility in oil prices, offset partially by increase in demand for liquefied chemical.

For the nine months ended 30th September 2002, turnover for the petroleum operation amounted to HK$5,525 million, representing a decrease of 10.1% over the same period of last year. Despite the decrease in overall sales volume of 7.4% and downward pressure to selling prices for the petroleum due to fluctuating world crude oil prices and intense competition, the operation has managed to enhance its gross margins for most products through effective cost control. Performance for the gas operation in Hong Kong has been stable for the period under review.

Petrol and LPG stations in Hong Kong have experienced an increase of 29.1% in sales volume for the first nine months of 2002. Sales volume for LPG sold at own stations soared by over 42.9% over last year due to the increasing number of LPG operated vehicles as a result of the introduction of environmental friendly LPG taxis by the Government of the Hong Kong Special Administration Region ("Hong Kong Government") and an addition of 2 new LPG stations. While the cost of LPG went up substantially recently, the retail selling price pre-set by the Hong Kong Government every six months has created a time lag in adjusting the price due to cost change. As a result, the operation reported a reduction in operating profit for the LPG sold at the filling stations in the third quarter and further reduction in operating profit in the fourth quarter is anticipated.

The chemical operation enjoyed a good performance due to strong demand in the Chinese Mainland and improved sales and distribution network. For the nine months to September 2002, the operation reported a turnover of HK$713 million, up 37.2% against the same period of last year and an operating profit of HK$33 million, as compared to an operating loss last year.

For the fourth quarter of 2002, the Group anticipates the fluctuation of the world crude oil prices to widen with a possible impact to its business performance. The Group will be watching closely the trend of the oil prices, which has fallen from USD$30 a barrel in September 2002, and will take prudent measure to mitigate its effects.

Retail

Turnover for the third quarter and nine months ended 30th September 2002 was HK$1,675 million and HK$4,313 million respectively, an increase of 64.8% and 48.2% compared with the same period of last year. The retail segment continued to improve with a net profit before corporate interest and expenses of HK$4 million in the third quarter and a profit of HK$21 million for the nine months ended 30th September 2002.

Supermarket

Turnover for the third quarter and nine months ended 30th September 2002 was HK$1,238 million and HK$2,903 million, an increase of 110.7% and 74.9 compared with the same period of last year. The operation reported a net loss of HK$3 million for the third quarter (2001: net loss of HK$1.4 million) and a near break-even for the nine months ended 30th September 2002 (2001: net loss of HK$0.4 million). The results included goodwill amortization of HK$1.3 million for two months for the acquisition of a 65% equity interest in China Resources Vanguard Supermarket Company Limited ("China Resources Vanguard") (previously China Vanguard Super Department Co., Ltd.) by the Group in July 2002. The Supermarket operation reported an increase in earnings before interest, tax, depreciation and amortisation ("EBITDA") from HK$15 million in the third quarter 2001 to HK$31 million in the third quarter of 2002. EBITDA of supermarket operation for the first nine months of 2002 was HK$70 million.

The strong growth in the turnover was mainly due to store expansion including the acquisition of China Resources Vanguard in July 2002. As goodwill gesture to the consumer public, the supermarket operation in Hong Kong has offered a 12% discount for the elderly in September 2002 for a period not less than 16 weeks and embarked on a 2-year program to renovate its existing stores. As of 30th September 2002, number of self-operated and franchised stores in Hong Kong and the Chinese Mainland was 450. Number of stores in the Chinese Mainland grew from 288 to 376. Based on the retailing growth for the Chinese Mainland, the Group has reasons to be optimistic for growth to sustain for its supermarket operations for the remainder of 2002.

In September 2002, the Group has entered into an agreement to acquire a 39.25% equity interest in Suguo Supermarket Co. Ltd. 蘇果超市有限公司 for a consideration of RMB232 million (HK$217 million). The acquisition, which is expected to complete before the end of 2002, will further establish the Group's leading position for its retail operations in Chinese Mainland.

Brand-fashion distribution

Turnover for the third quarter and nine months ended 30th September 2002 was HK$231 million and HK$631 million respectively, an increase of 28.9% and 29.6% compared with the same period of last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30th September 2002 was HK$10 million (2001: net loss HK$7 million) and HK$16 million (2001: net profit HK$4 million) respectively.

The strong growth in the turnover was mainly due to the store expansion for the period under review. As of September 2002, the Group has acquired a total of 19 brands for designated cities. Substantial startup costs incurred in prior years for brand development began to be paid off. At the end of 30th September 2002, the Group had 748 self-operated and franchised boutiques, compared with about 560 boutiques at the end of 30th September 2001.

The Group will continue its drive to expand through opening new shops and growing the distribution network with a view to improve profit. From time to time, the Group will realign its brand development strategies such that shops that offer little or no profit will be considered for closure while brands with limited development potentials will be uplifted.

Hong Kong Retail

Turnover for the third quarter and nine months ended 30th September 2002 was HK$206 million and HK$779 million respectively, a decrease of 17.6% and an increase of 2% compared with the same period of last year. The operation reported a net loss of HK$3 million for the third quarter (2001: net profit HK$9 million) and a net profit of HK$5 million for the nine months ended 30th September 2002 (2001: net loss HK$9 million). The decline in turnover for the third quarter was due largely to the closure of a store at Central District in March 2002.

As of September, the Group operates a chain of 9 department stores under the household name of CRC Department Store and Chinese Arts & Craft Stores ("CAC Stores") located in the prime business and shopping districts of Hong Kong. The Group has 12 stores as of end of September 2002 operated under the brand name "CRC Medichall" with business focus on "Health" and "Professional Service", offering a wide selection of top quality Chinese herbal medication, medicine and health food on one-stop for the convenience of consumers. During the period under review, the CAC stores at Wanchai and Tsimshatsui have been refurbished with a new look. Despite the weak local economy, the Group's retail stores managed to maintain a moderate 2.0% turnover growth to HK$779 million in the first nine months of 2002 over the same period last year, due to effective marketing campaigns, satisfactory closure and renovation sales. Through prudent management, the Group is cautiously optimistic of a stable performance for its Hong Kong operation for the rest of 2002.

Food Processing and Distribution

Turnover for the third quarter and nine months ended 30th September 2002 was HK$1,180 million and HK$3,568 million respectively, a decrease of 21.1% and 17.9% compared with the same period of last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30th September 2002 was HK$86 million and HK$257 million respectively. Following the privatisation, surplus cash of Ng Fung Hong Limited ("NFH") in the amount of HK$1,300 million was paid out to the holding company by way of dividend in 2001. The payout in question has led to substantial reduction of interest income accrued to NFH with an impact to its net profit. Excluding the net interest expenses/income, net profit was in effect down by 1.3% and 2.6% for the third quarter and nine months ended 30th September 2002 respectively. Effective cost control helped sustain profit for the period under review. The decline in turnover was largely due to lifting of frozen meat export quota in January 2002.

Operating profit for the food distribution for the first nine months of 2002 was 12.7% below that of last year. The decline was distorted by the exceptionally high demand for live pigs, triggered by the outbreak of bird flu and suspension of chilled meat from Thailand during the same period of 2001. For the first nine months of 2002, the grocery and other food products within the food distribution operation reported an increase of 14.1% in turnover and 12.0% in operating profit over last year, due to efforts taken by the Group to develop and launch new products, strengthen its sales force and increase the number of new customers. Through prudent marketing strategy and increased direct sourcing of foreign and Chinese Mainland meat products, the Group has improved the gross profit margin of frozen meats substantially by 5.5 percentage points.

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Capital and Fun

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CAUTION STAT

The Board wishes
for the third quart

Hong Kong, 18th

or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

創業有限公司

esources Enterprise, Limited

in Hong Kong with Limited Liabilities)

l and Operational Review

)02 Third Quarter

isis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency and pursuant to the and the Stock Exchange. The Company currently intends to continue to publish the quarterly financial and operational review

cordance with accounting principles generally accepted in Hong Kong.

ed

2001
ıaudited)
HK$'000
,775,072
,663,175
345,028
,229,298
0.61

At
ecember
2001
Audited)
HK$'000
,987,385
,867,842
,684,944
11.34%
160%

5.95

shares in

information for the third quarter and nine months ended 30th September 2002.

ANALYSIS OF TURNOVER AND PROFIT

	Three months ended 30th September		Nine months ended 30th September	
	2002	2001	**2002**	2001
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Turnover by segment				
Petroleum and Chemical Distribution	**2,637,196**	2,711,750	**7,195,192**	7,861,267
Retail	**1,675,332**	1,016,713	**4,313,130**	2,910,489
Food Processing and Distribution	**1,179,691**	1,494,832	**3,568,318**	4,348,886
Beverage	**1,302,075**	747,913	**3,147,677**	1,878,869
Textile	**786,202**	—	**1,785,719**	—
Property	**126,966**	580,192	**429,709**	1,307,413
Investments and Others	**123,067**	190,784	**395,713**	571,036
Subtotal	**7,830,529**	6,742,184	**20,835,458**	18,877,960
Elimination of inter-segment transactions	**(41,735)**	(26,576)	**(113,441)**	(102,888)
Total	**7,788,794**	6,715,608	**20,722,017**	18,775,072
Profit attributable to shareholders by segment				
Petroleum and Chemical Distribution	**56,865**	79,203	**238,037**	169,969
Retail	**4,216**	831	**21,005**	(5,255)
Food Processing and Distribution*	**85,585**	90,278	**257,198**	310,940
Beverage	**67,536**	32,965	**109,142**	81,059
Textile	**54,846**	—	**98,077**	—
Property	**26,336**	161,813	**167,221**	410,921
Investments and Others	**106,637**	122,098	**295,232**	418,774
Subtotal	**402,021**	487,188	**1,185,912**	1,386,408
Net corporate interest and expenses	**(32,303)**	(45,725)	**(96,125)**	(157,110)
Total	**369,718**	441,463	**1,089,787**	1,229,298

* Following the privatisation, surplus cash of Ng Fung Hong Limited ("NFH") in the amount of HK$1,300 million was paid out to the holding company by way of dividend in 2001. The payout in question has led to substantial reduction of interest income accrued to NFH with an impact to its net profit. Excluding the net interest expenses/income, net profit was in effect down by 1.3% and 2.6% for the third quarter and nine months ended 30th September 2002 respectively.

* Following the privatisation, surplus cash of Ng Fung Hong Limited ("NFH") in the amount of HK$1,300 million was paid out to the holding company by way of dividend in 2001. The payout in question has led to substantial reduction of interest income accrued to NFH with an impact to its net profit. Excluding the net interest expenses/income, net profit was in effect down by 1.3% and 2.6% for the third quarter and nine months ended 30th September 2002 respectively.

File No. 82-4177

The ice-cream business under the food production and processing operation enjoyed satisfactory performance, due to dedicated efforts in sales network expansion and products variety enrichment. For the first nine months of 2002, turnover of ice-cream business rose 20.3% and its operating profit jumped 10.8% compared to that of last year. However, due to keen competition from South American prawn suppliers to European market, declining consumption in Japanese market and weakening global economy, operating profit for the food production and processing operation for the nine months to September 2002 fell by 25.4% when compared that of last year.

For the first nine months of 2002, abattoir and other operation reported an 11.1% increase in operating profit over that of last year, due to enhanced efficiency and effective cost control despite a slight decline in slaughtering volume and revenue.

Beverage

Turnover for the third quarter and nine months ended 30th September 2002 was HK$1,302 million and HK$3,148 million respectively, an increase of 74.1% and 67.5% compared with the same period of last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30th September 2002 was HK$68 million and HK$109 million respectively, an increase of 104.9% and 34.6% compared with the same period of last year.

The strong growth for the third quarter and the first nine months was largely attributable to the Group's plan to expand its beer market presence in the Chinese Mainland through acquisition of breweries including the Sichuan Blue Sword in late 2001 and a brewery in Wuhan in April 2002. Substantial efforts and costs were put in to promote the national brands.

Sales volume for beer and purified water for the first nine months of 2002 amounted to 1,975,826 kilolitres and 215,868 kilolitres respectively, showing an increase of 75.5% and an increase of 20.2% over the same period last year. An organic growth of about 7.5% in the sales volume for beer was recorded for the first nine months of 2002. As of September 2002, total number of breweries was 27 with a combined annual production capacity of 3,700,000 kilolitres. Integration of the new breweries into the existing operation will help boost the brewery segment's synergy through rationalization of resources.

Textile

The textile business was acquired in January 2002. The textile business was established in the late 1950s and is now one of the leading players in the textile industry engaging in the manufacturing and distribution of textiles and garments in the Chinese Mainland. The acquired group has a comparatively intact channel for import and export trade and strong bases of supply that help ensure an efficient and effective network for sales and purchases, with customers around the world. With a view to streamline the management, the Group also acquired the minority equity stake for the subsidiaries under the textile factory operation at Shandong in May 2002.

Turnover for the third quarter and the eight months ended 30th September 2002 was HK$786 million and HK$1,786 million respectively. Net profit before corporate interest and expenses for the third quarter and eight months ended 30th September 2002 was HK$55 million and HK$98 million respectively.

Performance for the third quarter showed improvement over the last two quarters due to the beginning of the traditional peak season for garment shipments to meet the festive orders placed for Christmas and Thanksgiving Day and increase in number of new customers. The west coast port lockout incident in U.S. in September 2002 has caused insignificant effect to the garment exports business.

Property

Turnover for the third quarter and nine months ended 30th September 2002 was HK$127 million (2001: HK$580 million) and HK$430 million (2001: HK$1,307 million) respectively. Net profit before corporate interest and expenses for the third quarter and nine months ended 30th September 2002 was HK$26 million (2001: HK$161 million) and HK$167 million (2001: HK$411 million) respectively. The decline in turnover and profit compared to 2001 was mainly due to reduction in property development business consistent with the Group's strategy to focus on its retail-led distribution businesses.

Property development

The Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$69 million (2001: HK$948 million) and a net profit before corporate interest and expenses of HK$11 million (2001: HK$182 million) for the first nine months of 2002. The developments have been completed with all residential units substantially sold in prior years. At end September 2002, only 3 residential units were left unsold. Of the 500 car parks, 208 have been sold and 210 leased as at end of September 2002.

Rental Properties

The Group's rental properties segment, which comprises godown, cold storage warehouse, retail stores, office and industrial premises, reported a turnover of HK$361 million (2001: HK$359 million) and a net profit before corporate interest and expenses of HK$156 million (2001: HK$229 million) for first nine months of 2002. A provision of HK$40 million was made in the third quarter to reflect the decline in value for the investment properties.

The Group's retail properties, which are situated in the prime districts in Hong Kong including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan, have a total floor area of approximately 398,000 square feet. As of September 2002, most retail properties were fully leased. The Group's rental properties held for industrial, office and residential use, has a total floor area of approximately 954,000 square feet. All these properties, together with the retail properties, have contributed a total rental income of HK$224 million for the period under review. The Group anticipates that the weak local economy will persist with an impact to the rental market.

The Group is one of the major godown and cold storage operators in Hong Kong with a total floor area of 1,550,000 square feet, operating at its own properties. Due to the weak economy, occupancy rates for godown and cold storage operations fell from last year's 93% and 86% to this year's 88% and 84% respectively. Despite the growing competition and low demands, the operation still reported a stable performance in turnover of HK$137 million (2001: HK$128 million) and net profit of HK$41 million (2001: HK$46 million) for first nine months of 2002, following actions to expand its service scope.

Investments and Others

Turnover for the third quarter and nine months ended 30th September 2002 was HK$123 million (2001: HK$191 million) and HK$396 million (2001: HK$571 million) respectively. Net profit for the third quarter and nine months ended 30th September 2002 was HK$107 million (2001: HK$122 million) and HK$295 million (2001: HK$419 million) respectively. Excluding the asset disposal income of HK$59 million in last year, profit for the first nine months of 2002 fell by 17.9%.

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported satisfactory results in throughput and earnings. Strong United States and European trade have contributed to growing container volumes moving through the Hong Kong and Yantian ports with throughputs growth particularly strong for the latter.

Building Materials

Turnover for the third quarter and nine months ended 30th September 2002 was HK$86 million and HK$305 million respectively, a decrease of 45.5% and 38.4% over the same period of last year. Net profit for the third quarter and nine months ended 30th September 2002 was HK$13 million and HK$48 million respectively, a decrease of 63.6% and 55.1% over the same period of last year.

Demand for construction materials continues low amidst severe competition. The property market downturn triggered by the weak economy has led to slowdown of private developments and government projects. Downward pressure on concrete selling prices is expected to stay in the ensuing quarter. In a bid to maintain the profit margin, the Group has taken active steps to control the materials costs and to trim down overhead. The Group is considering plans to expand its operations into the China market.

Capital and Funding

The Group finances its operations principally by cash generated from internal operations, equity capital and bank borrowings. After fully repaid the Floating Rate Notes of US$175 million in April 2002 and partially settled the HK$2.9 billion syndicated loan, the Group's borrowings as at 30th September 2002 was HK$5,788 million with HK$1,452 million payable within 1 year. The Group's consolidated cash amounted to HK$5,437 million. Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 2.14%.

The Group has a substantial portion of its assets denominated in Hong Kong dollars, U.S. dollars and Renminbi. As of 30th September 2002, the Group has 43% of its borrowings denominated in Hong Kong dollars, 34% in U.S. dollars and 23% in Renminbi. As of 30th September 2002, the Group had no material exposure to foreign exchange contracts, interest or currency swap or other financial derivatives.

In October, the Group has sealed a HK$3 billion dual-currency syndicated loan facility. The rate has been set at 39 basis points over the London inter-bank offered rate for the U.S. dollar loans and 39 basis points over the Hong Kong inter-bank offered rate for the local currency. The facility will be used for refinancing the Group's existing loans and general corporate funding.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the third quarter and nine months ended 30th September 2002 have not been reviewed or audited by the auditors.

By Order of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 18th November 2002